FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 08 November 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the "Company")

Board change

GSK today announces that Dr Hal Barron has been appointed Chief Scientific Officer and President, R&D, GSK. He has also been appointed as an Executive Director to the GSK Board. Dr Barron will assume his new role and join the Board on 1 January 2018.

Dr Barron is currently President R&D at Calico (California Life Sciences LLC), an Alphabet-funded company that uses advanced technologies to increase understanding of lifespan biology. Prior to joining Calico, Dr Barron was Executive Vice President, Head of Global Product Development, and Chief Medical Officer of Roche, responsible for all the products in the combined portfolio of Roche and Genentech. At Genentech, he was Senior Vice President Development and Chief Medical Officer.

Emma Walmsley, CEO, GSK said: "Scientific innovation must be at the heart of GSK and with the appointment of Hal, we are bringing one of the world's foremost R&D leaders to the company.

"Hal has exceptional experience and a strong track record of developing significant new medicines from his time at Roche and Genentech; whilst at Calico he has helped build a research organisation that uses cutting-edge technologies in drug discovery and development. He is also very well known for his integrity, for being a clinician who is committed to always doing the best he can for patients and for building exceptional teams.

"The fusion of science and technology is fast transforming pharmaceuticals R&D. With Hal, we have a new R&D leader who will drive the changes and choices we need to make to be successful in this new environment, and as we look to build the next wave of growth for the company."

Philip Hampton, Chairman, GSK, said: "We are delighted that Hal will be joining GSK and look forward to welcoming him to the Board. He is a highly respected clinician-scientist with a proven ability to generate value for shareholders and his appointment reflects the Board's commitment to investing in research and development."

Dr Barron said, "I am honoured to have been chosen for this important position especially given the company's renewed focus on discovering and developing transformational new medicines. GSK is a company with a rich history of innovation, with many talented scientists who care deeply about translating great science into therapies that make a meaningful difference for patients. I believe there is a significant opportunity to accelerate this effort and am looking forward to joining Emma and the team on this mission."

During his time at Genentech and Roche, Dr Barron oversaw the development of Xolair (Asthma), Avastin (multiple tumour types), Tarceva (Lung Cancer), Lucentis (AMD), Actemra (Rheumatology), Zelboraf and Erivedge (Melanoma), Perjeta and Kadcyla (Breast Cancer), as well as Gazyva (CLL). He has overseen pioneering work in oncology, personalised medicine and has led teams across the USA, Europe and Asia.

Prior to joining Genentech as a clinical scientist in 1996, Dr Barron received his Bachelor of Science in physics from Washington University in St. Louis, his medical degree from Yale University, and completed his training in Cardiology and Internal Medicine at the University of California San Francisco.

Dr Barron's academic positions include adjunct professor at the University of California, San Francisco. He has been issued several patents for his work in thrombosis and angiogenesis and has published more than 90 papers in peer-reviewed scientific journals.

Dr Barron will be based in the US, while operating from offices in both San Francisco and Stevenage in the UK. The new office presence in San Francisco will be focused on business development for R&D.

V A Whyte
Company Secretary

8 November 2017

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
Global Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Mary-Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

*************

Notes

1.   Remuneration

The Remuneration Committee sought to agree a package that enables the Company to recruit from amongst the top R&D talent in the world within the Company's current shareholder approved remuneration policy. It considers the package is right for the Company and its shareholders.

	US$	Notes
Base salary	$1,700,000	The comparator group for pay for the top R&D position is the global pharmaceutical comparator group.
Annual bonus	$1,700,000	The on-target bonus would be 100% with a maximum of 200% as for the existing President, R&D.
Award of LTIs	$4,250,000	This assumes an expected value of 50% of an award of performance shares under the Company's 2017 Performance Share Plan at a 5x multiple of base salary as for the existing President, R&D.
Share Ownership Requirement (SOR)	300% of base salary	This is in line with GSK's shareholder approved executive remuneration policy approved earlier in 2017.
Benefits and pension		Benefits and pension will be in line with our policy and arrangements for other senior executives based in the US.

Dr Barron's contract of employment will be available for inspection at the Company's registered office and on the Company's website, www.gsk.com by 1 January 2018.

2.   Shareholding information

Dr Barron does not hold any shares in the Company.

3.   Regulatory disclosure

The Company confirms that, in respect of Listing Rules 9.6.13R(1), Dr Barron is a Non executive Director of Juno Therapeutics Inc, a company listed on NASDAQ, and that, in respect of Listing Rules 9.6.13R(2)-(6), there are no details to disclose.

4.   Board composition

With effect from 1 January 2018, the composition of the Board of GSK will be as follows:

Sir Philip Hampton	Non-Executive Chairman
Ms Emma Walmsley	Chief Executive Officer
Mr Simon Dingemans	Chief Financial Officer
Dr Hal Barron	Chief Scientific Officer & President, R&D
Dr Patrick Vallance Professor Sir Roy Anderson	Former President, R&D Independent Non-Executive Director
Mr Vindi Banga	Senior Independent Non-Executive Director
Dr Vivienne Cox	Independent Non-Executive Director
Ms Lynn Elsenhans	Independent Non-Executive Director
Dr Laurie Glimcher	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Mr Urs Rohner	Independent Non-Executive Director

Biographical details for each Board member can be found on the Company's website, www.gsk.com.

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 08, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc